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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 67)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
                                --------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 67 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 is hereby amended by adding the following at the end thereof:

     At a meeting of Willamette's Board of Directors held on August 9, 2001, the Board authorized a share repurchase program of up to ten million shares of Willamette's common stock. The shares would be purchased in the open market or block purchases or in privately negotiated purchases from time to time depending upon market conditions. While Willamette does not currently intend to initiate any repurchases under this program, the Board authorized the program because it believes the Company's stock is a good long-term investment and to give management the flexibility to provide additional liquidity for shareholders. If required, Willamette will file a Rule 13e-1 transaction statement with the Commission prior to such time as any repurchases are effected.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 7 is hereby amended by adding the following at the end thereof:

     At the first meeting of Willamette's newly reconstituted Board of Directors held on August 9, 2001, the Board reaffirmed management's long-standing program of identifying and reviewing possible acquisition candidates in the forest products industry and discussed the business and operations of a number of such possible candidates.

     Disclosure with respect to Willamette's open market share repurchase program is set forth in Item 6 of this Amendment No. 67 and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit (a)(2)(lxxiii) Press release issued by Willamette on August 9,
                       2001.




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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2001       WILLAMETTE INDUSTRIES, INC.

                               By:  /s/ DUANE C. MCDOUGALL
                                    ----------------------
                               Name:  Duane C. McDougall
                               Title: President and Chief Executive Officer















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                                 EXHIBIT INDEX

Exhibit
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(a)(2)(lxxiii)      Press release issued by Willamette on August 9,
                    2001.